July 1, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Dean Suehiro
Christie Wong

Re:	Yelp Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 3, 2013
File No. 001-35444

Ladies and Gentlemen:

Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 18, 2013 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Quarterly Report”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

Results of Operations, page 44

1.	Please disclose and tell us why you do not discuss the period-to-period changes in your revenues from your personal computer and mobile platforms. We note that your mobile platform accounted for a significant portion of all searches on your platform and you expect the mobile platform usage to continue to grow.

We respectfully advise the Staff that businesses purchasing local advertising products do not specify the platform — desktop, mobile web or mobile app — on which the purchased products will be delivered. Rather, the local advertising agreements stipulate only the volume of advertising to be delivered and the

Yelp Inc. 706 Mission Street, San Francisco, California 94103

pricing. As a result, revenue from local advertising, which comprised 79% and 85% of our total net revenue in the year ended December 31, 2012 and quarter ended March 31, 2013, respectively, is not attributable to any platform and, therefore, we do not discuss period-to-period changes in such amounts.

Although businesses purchasing brand advertising (i.e. display advertisements and brand sponsorships) may specify the platform on which the purchased brand advertising products will be delivered, we did not begin offering display advertisements on our mobile app until the quarter ended March 31, 2013. Accordingly, a breakdown of period-to-period changes in display advertising revenues by platform has not been available to date. In addition, because brand sponsorship revenue represented less than 5% of our revenue in each of the year ended December 31, 2012 and the quarter ended March 31, 2013, we determined that a discussion of period-to-period changes in such revenue by platform was not warranted.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Local Advertising

2.	Please tell us whether the purchase price of the advertising plan depends on the number of advertising placements on the personal computer (website) and/or mobile platforms (app and/or website). In addition, tell us if such plan stipulates how and when the volume of advertising should be delivered including the delivery through the personal computer and/or mobile platforms.

The pricing of local advertising depends on the number of advertising placements we deliver on behalf of a business, without regard to the platform on which the advertisements are delivered. A business purchasing local advertising may choose between (i) purchasing a specified number of advertising placements per month or (ii) a “cost-per-click” program in which we deliver a variable number of advertising placements and the business is charged a fixed fee each time a user clicks on the advertisement, up to a pre-set monthly cap amount. In each case, the platform on which an advertisement will ultimately be delivered is not specified in advance and therefore does not affect pricing.

Brand Advertising

3.	Please tell us whether the purchase price of the fixed-price brand sponsorship depends on the number of advertising placements on the personal computer (website) and/or mobile platforms (app and/or website). In addition, tell us if such sponsorship stipulates how and when the volume of advertising should be delivered including the delivery through the personal computer and/or mobile platforms.

The purchase of a brand sponsorship is the purchase of exclusivity of a section or ad placement on Yelp. With few exceptions, there is no contractual obligation to deliver a certain, or even minimum, number of advertising placements. While we share with our customers the traffic data or estimate of impressions for the sponsorship time period for the section or ad placement, the terms of the insertion order, generally, provide only for sponsorship. The brand sponsorship is normally associated with a particular platform (i.e. desktop, mobile web or mobile app).

Yelp Inc. 706 Mission Street, San Francisco, California 94103

Each brand sponsorship stipulates how and when the advertising should be delivered (but not the volume), including the platform (i.e. desktop, mobile web or mobile app). The duration of brand sponsorships is very short, typically a matter of days. Our longest term brand sponsorship to date has been for one month. As a result, regardless of the volume of advertising that is ultimately delivered under these agreements, contract start and completion is generally within the same reporting period.

Brand sponsorship revenue related to mobile platforms totaled less than 1% of reported revenue in both the year ended December 31, 2012 and the quarter ended March 31, 2013.

Acquisition, page F-13

Goodwill and Intangible Assets, page F-15

4.	We note that the Company acquired Qype during fiscal year 2012 and recorded goodwill of $48 million as a result of such acquisition. You disclosed in the financial statements that “the goodwill result from the Company’s opportunity to expand its geographic footprint in Europe, the future revenue opportunities that the Company expects to achieve from leveraging Qype’s content to attract more traffic and users.” We also note that you assigned approximately $3.3 million and $2 million to the content and advertiser relationships, respectively. Please tell us, in detail, how you determined the fair values of content and advertiser relationship intangible assets. In your response, please tell us the following:

•	The assumptions and estimates used to determine the fair value of the content and advertiser relationships;

•	How you considered and determined the future economic returns expected from such assets including the analysis of future trends; and

•	You used the same assumptions and estimates when deciding whether $47.6 million was a reasonable price for the Qype acquisition.

Assumptions and Estimates

Content Asset

We determined that an application of the Income Approach using the Differential Valuation Method was the best way to determine the fair value of the content asset. In the Differential Valuation Method, cash flows attributable to an existing asset are first determined by considering the appropriate revenues, cost of goods sold, operating expenses and cash flow adjustments. The second step considers the cash flows without the asset in place, and both the opportunity and direct costs of re-creating the asset. The value of the content asset was based on the incremental difference between the values of the subject business under these two scenarios.

Yelp Inc. 706 Mission Street, San Francisco, California 94103

The steps followed in our analysis are described below.

•	Management developed an operating income forecast for the content asset.

•

Revenue growth estimates were taken directly from the original market participant company forecast estimates. Without the existing content asset in place, it was estimated that Qype would need approximately five years to recapture revenues currently generated from having the content asset in place. This is based on both the Company’s and Qype’s experiences in building their respective content. Management estimated that 20% of sales would be recaptured in the first full year, and revenue growth would accelerate through year three, before 100% of revenues would be recaptured in year five.

•

Operating income associated with the content asset assumed Qype would continue to operate with the content asset in place. Operating income without the content asset in place was determined based on discussions with Qype management and consideration of Yelp’s revenue and expense growth during its startup and early growth phase. Historical financial information for Qype for the years of its startup and early growth phase was not available for purposes of this analysis. It was assumed that Qype would need to invest in operating resources (primarily sales and marketing plus engineering) ahead of acquiring revenues, and, therefore, operating expenses were assumed to exceed recaptured revenue in years one through three, before achieving operating profitability in year four.

•

Statutory tax rates for the jurisdictions in which revenues were generated as of the valuation date were applied to earnings before interest and taxes to calculate the after-tax income for the content asset by respective tax domicile.

•

We selected a discount rate of 15% for the content asset based on an analysis of peer companies using a weighted-average cost of capital approach and an assessment of the riskiness of the content asset.

•

We also included a tax amortization benefit. This benefit was included on the premise that a purchaser would be willing to pay an amount for an intangible asset that reflects the present value of the tax amortization benefit of the asset. The benefit was calculated based on the present value of the tax shield provided by the straight line amortization of the asset’s fair value over five years, the expected useful life of the content asset.

Advertiser Asset

We determined that an application of the Income Approach using the Multi-Period Excess Earning Method was the best way to determine the fair value of the advertiser relationships.

The steps followed in our analysis are described below.

•	Management developed an operating income forecast for the advertisers.

•

Revenue growth estimates were taken directly from the original market participant company forecast estimates and are net of deferred revenue. Revenue attributable to existing advertisers was then estimated by applying a retention factor, as discussed below.

Yelp Inc. 706 Mission Street, San Francisco, California 94103

•

Management projected that the advertiser retention rate would be approximately 75% in 2013, and that the retention rate would decline to 20% in 2014. This estimate was based on retention rates for Qype’s advertisers for the 29 months prior to the Valuation Date.

•

It was estimated that approximately 20% of total projected sales and marketing expenses would be attributable to maintaining the existing advertiser base. This estimate was based on management’s experience during its startup and early growth phase as well as by the historical results of Qype.

•

Statutory tax rates for the jurisdictions in which revenues were generated as of the valuation date were applied to earnings before interest and taxes to calculate the after-tax income for the content asset by respective tax domicile.

•

The operating income for the asset was then adjusted for required returns on other assets employed in generating the operating income (“capital charges”). Each asset’s fair value over time was determined and an appropriate rate of return was applied in order to determine the aggregate annual capital charge. Capital charges were taken for the following assets:

•	Working Capital;

•	Fixed Assets;

•	Assembled & Trained Workforce;

•	Content;

•	Technology; and

•	Trade Name.

•

Required assets and returns were determined based on the expected rate demanded by independent investors for investment in the subject assets. In the case of fixed assets, the required rate reflects a return “on” the investment, and a return “of” the investment as reflected in the operating cost structure; therefore, the return of principal as well as the return on the investment over the estimated fixed asset life are reflected in the analysis.

•

We selected a discount rate of 15% for the advertisers asset based on an analysis of peer companies using a weighted-average cost of capital approach and an assessment of the riskiness of the advertiser asset.

•

The tax amortization benefit based on each respective country’s tax rate was included in this analysis. The benefit was calculated based on the present value of the tax shield provided by the straight line amortization of the asset’s fair value over two years, the expected useful life of the intangible asset.

Expectations & future trends

The overall analysis of value in the Qype acquisition began with an assessment of the general economic outlook in the countries in which Qype offered services, and was further informed by an analysis of the

Yelp Inc. 706 Mission Street, San Francisco, California 94103

Internet advertising industry as a whole (including but not limited to factors such as competition, growth expectations, and trends). Estimates of revenue growth, operating expenses, retention rates, etc., used in our valuation analyses incorporated these findings and multi-period projections were reviewed to ensure reasonableness and alignment with the general economic and industry outlooks. Further, the discount rates used in determining fair value were risk-adjusted, reflecting current market-participant outlook for the specific industry in which Qype operates.

Consideration of fair value analysis in purchase price

The detailed calculation of the fair value of the individual assets and liabilities acquired in this transaction was performed after the conclusion of price negotiations. However, the key drivers of value (including projections of revenue, cost of revenue, operating income, required capital, tax rates, etc.) were incorporated into management’s decision that the purchase price for Qype was reasonable.

Note 15. Information About Revenue and Geographic Areas, page F-25

5.	Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill, amount from the disclosure pursuant to ASC 280-10-55-23.

We acknowledge the Staff’s comment and we will revise our disclosures in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Note 1. Basis of Presentation, page 5

6.	We note that all your adjustments consisted “primarily of normal recurring adjustments.” For adjustments that were not normal and recurring, please describe the nature and amount of such adjustments in detail. Refer to Rule 10-01(b)(8) of Regulation S-X.

We respectfully advise the Staff that there were no material adjustments that were not of a normal recurring nature. We will revise our disclosures in future filings to clarify this fact, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

***

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yelp Inc. 706 Mission Street, San Francisco, California 94103

Please do not hesitate to contact me at (415) 525-8300 or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.

Sincerely,

 /s/ Rob Krolik

Rob Krolik

Chief Financial Officer, Yelp Inc.

cc:	Laurence Wilson, General Counsel
David Peinsipp, Cooley LLP
Tim de Kay, Deloitte & Touche LLP

Yelp Inc. 706 Mission Street, San Francisco, California 94103